March 5, 2009

DIRECT DIAL: 212-451-2289
Email: afinerman@olshanlaw.com

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim, Esq.

Re: Avigen, Inc. (“Avigen” or “the Company”)
Preliminary Proxy Statement on Schedule 14A
Filed by Biotechnology Value Fund, L.P. et. al. (the “BVF Group”)
File No. 000-28272

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated March 2, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the members of the BVF Group and provide the following supplemental response on their behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Proxy Statement.

Schedule 14A

General

1.
We note that your proxy statement indicates that the nominees for director are independent based on “Securities and Exchange Commission and Nasdaq Stock Market rules on board independence.”  Please provide your basis for this conclusion in light of your disclosure that each of the nominees are “significant stockholders” beneficially owning 29.6% of the company’s outstanding common stock.  In addition, where your nominees will be the only members of the board of directors, please advise us as to how you intend to meet the audit committee independence standards under Section 10A of the Exchange Act.  Please note that revision to your proxy statement may be necessary under disclosure requirements of Item 7(c)of Schedule 14A and corresponding Item 407(a) of Regulation S-K.

March 5, 2009

We acknowledge the Staff’s comment.  Supplementally, we provide the Staff with the following basis for our conclusion that the Nominees are independent based on “Securities and Exchange Commission and Nasdaq Stock Market rules on board independence.”  One Nominee, Robert M. Coppedge, owns no Shares and may be deemed to own the Shares owned by the other members of the BVF Group solely as a result of his being a member of a “group” with the other members of the BVF Group in connection with this solicitation for the purposes of Rule 13d-5(b)(1) of the Exchange Act.  Following the conclusion of the Special Meeting, Mr. Coppedge will no longer be a member of the “group” with the other members of the BVF Group and will therefore no longer be deemed to beneficially own the Shares owned by the other members of the BVF Group.  Accordingly, we believe that Mr. Coppedge will clearly satisfy the Securities and Exchange Commission and Nasdaq Stock Market rules on board independence following his election to the Board.

With respect to the remaining three nominees, who are either officers or employees of certain members of the BVF Group, we believe they would also be independent under the Securities and Exchange Commission and Nasdaq Stock Market rules on board independence following their election to the Board.  We note that Item 7(c) of Schedule 14A and corresponding Item 407(a)(1) of Regulation S-K specify that in cases where a company is listed on a national securities exchange, the company’s definition of independence that it uses for determining if a director is independent shall be the definition provided by the exchange on which its securities are listed.  Avigen is a Nasdaq listed company.

An “Independent director,” as defined by Rule 4200(a)(15) of the Nasdaq Stock Market rules, a copy of which is enclosed herewith, is “a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.”

Additionally, we supplementally note the following:

(i)	The Nominees are not, and have not been at any time during the past three years, employed by the Company.

(ii)
None of the Nominees or their Family Members (as such term is defined by Nasdaq Stock Market Rule 4200(a)(14)) has accepted any payments from the Company in excess of $120,000 during any period of twelve consecutive months within the past three years.

(iii)	None of the Nominees or their Family Members is, or has been, at any time in the past three years, employed by the Company as an executive officer.

March 5, 2009

(iv)
None of the Nominees or their Family Members is or has been a partner in, or a controlling stockholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more.

(v)
None of the Nominees or their Family Members is, or has been, employed as executive officers of any entity where at any time during the past three years any of the executive officers of the Company have served on the compensation committee of such entity.

(vi)	None of the Nominees or their Family Members is, or has been, partners or employees of the Company’s outside auditor who worked on the Company’s audit at any time during the past three years.

We believe the remaining three Nominees, in addition to Mr. Coppedge, will satisfy the Securities and Exchange Commission and Nasdaq Stock Market rules on board independence following their election to the Board.

Regarding the Staff’s comment concerning how the Nominees intend to meet the audit committee independence standards under Section 10A of the Exchange Act, we provide the following supplemental response.  We note that Section 10A specifies that each member of the audit committee shall be a member of the Board and shall otherwise be independent.  In order to be considered independent for serving on the audit committee of the Board for purposes of Section 10A, the members of the audit committee may not, other than in their capacity as a member of the audit committee, the Board or any other committee of the Board, (i) accept any consulting, advisory, or other compensatory fee from the Company or (ii) be an affiliated person of the Company or any subsidiary thereof.  Accordingly, for the reasons stated above, we believe that Mr. Coppedge will clearly satisfy the audit committee independence standards under Section 10A of the Exchange Act following his election to the Board.  With respect to the remaining Nominees, we have not yet made a determination as to whether they will satisfy the audit committee independence standards under Section 10A of the Exchange Act following their election to the Board.  If a determination is made that the Nominees, other than Mr. Coppedge, do not satisfy such independence standards following their election to the Board, the Nominees will work with Nasdaq to address this matter and will take actions required thereto including, but not limited to, potentially expanding the Board and appointing directors to the audit committee who satisfy the audit committee independence standards under Section 10A of the Exchange Act.

March 5, 2009

Accordingly, we would propose to revise our proxy disclosure to add the following after our discussion of the Nominees’ independence: “There are additional SEC and Nasdaq independence standards with respect to serving on an audit committee.  Mr. Coppedge satisfies these standards.  We have not yet determined if the remaining Nominees satisfy these standards.  If the Nominees are elected and a determination is made that the Nominees other than Mr. Coppedge do not satisfy such audit committee standards, the Nominees with work with Nasdaq to address this matter.”

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman, Esq.

Enclosure

cc:           Mark N. Lampert